

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Dustin Moskovitz
President, Chief Executive Officer, and Chair
Asana, Inc.
1550 Bryant Street, Suite 200
San Francisco, CA 94103

Re: Asana, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted August 5, 2020
CIK No. 0001477720

Dear Mr. Moskovitz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2020.

Amendment No. 4 to Draft Registration Statement on Form S-1

Plan of Distribution, page 157

1. We note your response to prior comment 5 and your statement that the pre-opening indications will be available on the consolidated tape and NYSE market data feeds. Please clarify whether the board's fair value determinations shared with the financial advisors and DMM will be made publicly available, and if so, how? Please also clarify when the first pre-opening indication will be first published by the DMM (After the investor day? On first day of trading?) and disclose when the information from the NYSE data feed will become publicly available.

<u>General</u>

2. We have reviewed but disagree with your responses to prior comments 6 and 7 and your supplemental response to prior comment 7 in your correspondence dated August 20, 2020. However, we note that there may be other ways to ensure compliance with Regulation M, depending on the specific facts and circumstances. For example, from our discussions on this matter we understand that you have represented that the relevant parties (including any persons acting on behalf of such parties) each will endeavor to conduct their activities in a manner that will not violate Regulation M or the other anti-manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5.

You may contact Joan Collopy at 202-551-5743 or Elizabeth Sandoe at 202-551-5736 in our Division of Trading and Markets if you have questions regarding the comment appearing under "General." Please contact Claire Delabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten at 202-551-3774 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Calise Y. Cheng, Esq.